Filed by Strathcona Resources Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MEG Energy Corp.

Commission File No. 132-02876

The following is an excerpt of a transcript of an interview made available by In the Money with Amber Kanwar on September 11, 2025, in connection with an interview featuring Executive Chairman of Strathcona Resources Ltd. (“Strathcona”), Adam Waterous, where Mr. Waterous discussed Strathcona’s variation, change and extension of its previously announced offer (as varied, the “Amended Offer”) to purchase all of the issued and outstanding common shares (the “MEG Shares”) in the capital of MEG Energy Corp. (“MEG”) not already owned by Strathcona and its affiliates.

In the Money with Amber Kanwar

Friday, September 11, 2025 – Video Transcription

PARTICIPANTS

Adam Waterous

Strathcona Resources Ltd. — Executive Chairman

Amber Kanwar

In the Money Podcast Host

Amber Kanwar (Host): Hey everyone, it’s another episode of In the Money with Amber Kanwar.

[…]

Now in this episode we’ve got a very special interview with Adam Waterous. He’s the head of Strathcona. And if you’ve been paying attention to energy news recently, you know that Strathcona is in hot pursuit of MEG Energy, and this week they just increased their bid and still they are naysayers on the deal. I go through each of the points, point by point, with Adam Waterous and we get his take on why he still thinks he’s the best owner for MEG. Let’s get into it.

The information provided in this podcast is for informational purposes only and does not constitute financial investment or professional advice. The views expressed by the host and the guest are their own and do not necessarily reflect the opinions of any organization or company. The host and guest may maintain positions in any securities discussed on the podcast. Always consult a qualified financial adviser or professional before making any investment decisions.

[…]

Amber Kanwar (Host): Adam Waterous, thank you so much for joining me.

Adam Waterous: Nice to be here, Amber.

[…]

Amber Kanwar (Host): Backstory, of course, is you’re in hot pursuit of MEG Energy – hostile bid. We talked about it in the summer when you were the only bid on the table and of course now Cenovus has come in and just this week you increased your offer. Talk to me about why you increased it and what the features are of this offer – like, what prompted this change?

Adam Waterous: Sure, why don’t I start with the features and then that can kind of go to why make the change. So what we did is we converted our transaction from mostly shares and some cash to all shares and, specifically, what we’re proposing is that MEG shareholders would receive 0.8 of a Strathcona share for every MEG share that they own. We also made clear how we’re going to distribute cash to our shareholders. We’d previously announced that Strathcona is going to distribute $2.142 billion in a special distribution to Strathcona shareholders.

Amber Kanwar (Host): I believe you said that on our podcast in the summer.

Adam Waterous: I think we said we’ll probably distribute something like $10 a share… something like that. And it was somewhat broad in nature and we’re trying to really be very specific now. So you’ll notice I said $2.142 billion. That’s a very specific number.

Amber Kanwar (Host): That sounds like a lawyer got to you…

Adam Waterous: A very specific number. So, what we’re doing is… we’ve made this offer for MEG. What does that mean if you’re a MEG shareholder? Well, for MEG shareholders, we assume if they tender 100% for us, then the number of outstanding shares for Strathcona is going to go to about 410 million. And so that $2.142 billion works out to be about $5.22 a share, for a Strathcona shareholder, MEG (shareholders) will get their proportion of 0.80 of that. Now, we might not be successful in acquiring MEG and if we do not we’re going to continue to distribute that $2.142 billion in a special distribution and that will work out to be $10 a share for each Strathcona share. So, a very specific reference and also what’s important is that Strathcona shareholders will have the opportunity to either take it in a dividend or in a return of capital. And return of capital because we had sold, as we announced just before I saw you a couple of months ago, our Montney business and because we’ve now sold our Montney business we are giving shareholders the opportunity to take the distribution in return of capital which effectively means that it’d be tax-free and we can give them that alternative.

Amber Kanwar (Host): I want to just double click on a point and it’s kind of technical but you mentioned MEG shareholders would be eligible for the dividend at that 0.8 rate, so they are getting the special dividend as well if they tender to you.

Adam Waterous: If they tender they will also be receiving their proportionate amount.

Amber Kanwar (Host): Okay. I’m going to let you give the sales pitch on why a MEG shareholder should tender to you as opposed to Cenovus. Right now, on the table, your offer is higher than Cenovus offer but, as you mentioned, the nature of it is different yours is all stock, theirs is all cash… not all cash but largely cash.

Adam Waterous: Sure, so there’s essentially three reasons. The first, which is the most obvious, is it’s a higher price. It was a good start. Stock prices move around a bit, but, on our announcement, it hasn’t really changed. It’s about 11% higher than the Cenovus alternative. The second though, is the nature of the consideration. In the case of Cenovus, it’s largely a cash exit, 75% cash and 25% shares of Cenovus. Ours is 100% shares. Now, why does this matter so much – is that one of the things that we’ve learned since we talked two months ago is that Cenovus did make the offer and reached an agreement with MEG board and what that led to is a pricing by the market of the upside associated with a larger SAGD business buying MEG – meaning how much more incremental value could be realized on the MEG asset base if a larger SAGD business bought it.

Now I had previously said something, I would say quite general, the reason why Strathcona was interested in buying MEG is that we, as a larger SAGD business, would be able to take advantage of MEG’s asset base and realize economies of scale and operating synergies. In part by applying learnings that we’ve learned from other SAGD businesses that we have, from a technical perspective, and apply that to MEG and that we’d be able to track more value. That’s all it is, and this is a very technical structural challenge. It wasn’t because the executive team at MEG are dumb or lazy. It’s that they have a structural impediment in realizing that value that only a larger SAGD business could use.

Now, Cenovus in their announcement, when they announced, took what I would describe as that general thesis of ours and went into great detail on it. And so, they put out a deck. It’s on Cenovus’ website. And if you look at like pages 5-6-7-8-9- 10, they go through in quite granular detail how Cenovus, by being a larger SAGD business, was going to be able to better develop and operate MEG. And to give you some sense on that, and we wholeheartedly agreed, I mean but they gave a lot of detail and to give your viewers some perspective on that – what Cenovus identified is that they could change how wells were placed. They could place them farther apart. If you place them farther apart, you don’t need as many wells. They would drill the wells longer. If you drill longer wells, you don’t need as many. We’re doing a very similar thing for Strathcona right now. So we do the same thing. Cenovus identified they have what they describe redevelopment wells which is basically having wells in a lower part of the zone to recover more resource. That’s also something that Strathcona is already doing. Then they talked about identifying the opportunity to put more steam in the reservoir – you know, generate more steam by re-rating the steam generator. So, not just putting in a new steam generator. All things that Strathcona would do too. But the only thing that Cenovus identified that we would not do, or would not be in a position to do, is be able to access lease line resource. There’s a rule in the business that you can’t drill within a 100 meters of a lease line. And because they would share the lease line, they could get closer. Now, why this would be important is that you only go close to the lease line when the assets are getting very late in life where you you’ve run out of locations. MEG’s got tons of locations, so, that’s not a problem. Now, this has got a 50-year reserve life. They would be running out of locations decades from now. So, essentially we thought we could capture all, or virtually all, of those synergies. Now why that ended up being really important, and this is the going back to your question, why the difference of consideration is all that upside got identified by Cenovus and got priced into their acquisition. Now, how does this work? Now, this is this is a little nerdy for M&A.

Okay, this is actually super important and can be applied for a lot of other things. If you look there’s two different ways to think about a transaction. Who’s the winner – is it the buyer or is it the seller in a transaction? Well, it’s actually very easy to find out, and that is, look at what happens to the buyer’s share price after the announcement of a transaction. And we put this in a presentation when we announced our new bid is that if you look over the last 20 years in Canada, there have been 102 transactions with one public company buying another public company of size more than $500 million, 102. Now and in those cases of those 102, the median, what typically happens, is that the buyer’s share price goes down 2%.

Now in the case of Cenovus – this is in the following 5 days, it went up 10%. That’s only half the story. What you also have to look at is, okay, so it’s gone up and sometimes go down, so it’s gone up but then you have to think about now what percent of that market cap value – what does that lead to as a percentage of the target? So, if a company buys something for $100 what typically happens, on a median basis of a 102 transactions, is that the value of the buyer’s stock goes down $5. When you actually look at the net effective price to the buyer of the acquisition, it’s $105.

Now, in the case of Cenovus buying MEG, the stock price of Cenovus went up the equivalent of 56% of the purchase price of MEG – which was $3.9 billion. So there was $3.9 billion left on the table by MEG’s shareholders, which out of 102 transactions – all the transactions last 20 years – was the most amount of money. 56% on a percentage basis of any transaction in Canada. Meaning… go ahead.

Amber Kanwar (Host): Well, I just want to, because you’ve thrown so much information for us to think about, but if I were to distill it, you’re saying operationally we can do most of what Cenovus can do – and they’re obviously coming away stealing it because their stock has done better. I know that that’s your argument. It’s written… as you said, you’ve made presentations about this. So, I’ve had a chance to talk to people about that argument and they have said it’s kind of unfair for two reasons. One, Cenovus is also in the process of getting its act together. It’s downstream business. It’s finally doing well. They just did an asset sale that gives them more than a billion dollars in cash that will probably help fund MEG if they’re successful, but also goes to pay down debt. So, in a lot of ways, Cenovus is getting their act together, but also a Cenovus and MEG transaction – sort of like the Ross and Rachel, right? Everybody has been waiting for these two to get together. And so, the fact that it was happening, it was almost a catalyst that people were already waiting for. So, all this to say, it’s not necessarily fair to say that they’re getting it for a steal, but there are other factors at play. That’s why Cenovus did well.

Adam Waterous: Well, just for the math, just so we’re clear, this isn’t like, oh, they’ve been getting better over the last 12 to 18 months and they lost their way and over the last year or two things are better. This is just the five days following the acquisition. That’s all the math is always about it. So, this this really isn’t like other externalities. This was all before their most recent, which was announced today, that they’re selling some refining businesses. So, this was already in incorporated into the math. So I mean put another way is the $3.9 billion – I don’t think that that’s in discussion. What’s in discussion is okay, how are you going to realize that if you’re a MEG shareholder? So MEG shareholders can’t realize that on their own. They don’t have the technical capability. You got to be part of a bigger business either a Strathcona, or a Cenovus, on it. How do you realize it?

Well, here’s the here’s the challenge, the Cenovus proposal is 75% cash, 25% shares. And so that means that, on a pro forma basis, MEG shareholders will own 4% of Cenovus. So they will have the opportunity to get 4% of the $3.9 billion. In our case, MEG shareholders own 43% of Strathcona going forward of the $3.9 billion that’s been left on the table. So if you’re a MEG shareholder, you have 10 times the opportunity to get what has been left on the table by the MEG board.

[…]

Amber Kanwar (Host): You’re talking to shareholders. You’re socializing this idea. That’s why you’re in Toronto, and you’re – I’m sure your calendar is loaded with meetings. What’s the feedback that you’re getting? Do they like this, and do you feel like in the end or at this point, a couple days in from announcing, you have a good chance of getting the votes?

Adam Waterous: Well, we’ve had a chance for a couple of weeks now to speak to MEG shareholders following the Cenovus announcement and, in that time, I have not spoken to a single MEG shareholder who is happy with the MEG board agreement with Cenovus, and not surprisingly, because what’s been identified by this huge amount of upside that was left on the table. And by the way, just as a quick background, how does $3.9 billion get left on the table – because having upside in a transaction is not unusual. What is unusual is the selling shareholder not receiving it. Now, why is that? Well, it’s because the MEG board only got one other bid from Strathcona’s. It was from Cenovus, and typically what happens when you get another bid is you play the two parties off each other. You get one party to sort of crank up another. They started at 100, you go to 110, then they go to 120, then you go to 130, and you crank it up, and you squeeze down that upside, so you deliver to your own shareholders. MEG’s board instead elected never to speak to Strathcona, and never spoke to us the entire time, so we’re not able to inject any competitive tension into the process. Instead they just handed the transaction as a gift to Cenovus. And when I say that, handed it – no competitive tension when it was announced – it was a take under; it was about a dollar under the price of our bid at the time, it was under MEG’s share price at the time, and so that’s what was a very unusual number.

Amber Kanwar (Host): Now there is competitive tension and MEG has acknowledged receipt finally of your offer and so I guess the ball is in Cenovus’s court. Are they going to increase the bid and then you have a decision to make. How do you think about how far you’re willing to go to get MEG?

Adam Waterous: So, let’s go through some math. Okay, it’s not a lot of math, but there’s a little bit of math, okay?

Amber Kanwar (Host): So, classic investment banker, right?

Adam Waterous: It’s not that, it’s not. So, the $3.9 billion has been left on the table by MEG shareholders. It’s – these are such big numbers. Like what does that mean? Well, there’s 254 million shares outstanding by MEG. That means there was $15.35 left on the table.

Amber Kanwar (Host): From like the $27?

Adam Waterous: from the $27. So it’s 27.25, you add $15.35, you get $42.60. I mean, put it another way, theoretically, if Cenovus had originally paid $42.60, their stock should have theoretically stayed flat. Now, in fact, if MEG’s boards had actually done its job and just got the typical deal – again where the stock was down 5% of the value it’s being acquired – that’s about another buck 40. Okay, so now it’s around $44. So what MEG’s shareholders were entitled to on a cash exit was $44. They were at 27-25. So this is the bigger than the bread box.

Amber Kanwar (Host): You just told me it’s should be a four handle offer. So where’s your four handle offer?

Adam Waterous: So let’s go through the math. So, we’re at 31 now, as we speak we’re at 31. Oh I guess Cenovus goes to 33. Let’s say that’s what happens. Doesn’t work. And the reason being is, that offer – 25% shares – is only 4% of that gain. They can’t make it up. So let’s say, okay, Cenovus goes to 33 and it’s 50% shares and it’s 50% cash. Well, whoopdedoo. You go from only 4% of Cenovus to 8%. Remember, you’re trying to get back the $3.9 billion that’s got left on the table. The only way for MEG shareholders to realize the value from their asset that they are selling, that only a new a bigger company can realize, is by taking shares.

Amber Kanwar (Host): I have several other areas of pushback in my canvasing of shareholders. So you’ve sort of stated your case mathematically.

Adam Waterous: Yep, yep!

Amber Kanwar (Host): It doesn’t make sense. You feel like you have the votes. Here, honestly, it sounds like if four handle is the right number, MEG shareholders maybe aren’t getting a fair shake either way, and I know you don’t agree with that because you think they get to participate in in Strathcona’s upside which we’ll talk about what that is, but here are all the points, are you ready?

Adam Waterous: Sure.

Amber Kanwar (Host): Okay, first one is if you do the Strathcona deal – MEG shareholders, they get less liquidity which is a problem with Strathcona, assets that aren’t similar quality to what MEG is and less ability to buy back shares because, again, of the liquidity problem. These shareholders they love share buybacks and you’ll be constrained in that. So those three factors are what’s being highlighted as maybe why, even if Strathcona is higher, those three things are problems.

Adam Waterous: Yeah, and I can understand you’re hearing that and that’s really because that is misinformation that has been advocated by the MEG board. And the reason being is they’ve said, “Oh, we’ll have less liquidity. We won’t be able to sell our MEG shares.” They didn’t understand they lose no liquidity. Whatever liquidity that they currently have, I mean, that’s the number of daily shares that trade. I’ll give you a quick math on that. Strathcona trades about $5 million a day. MEG trades $60 million plus. The liquidity that the new business will have is additive. It’s the 60 plus the 5. It’s not less, it’s more. Somehow MEG’s board made this representation that you’re going to go from 60 to 5. It was just false.

Amber Kanwar (Host): One of the interesting things about how Strathcona is set up is, and the reason that there’s less liquidity and people might not know that, is because it’s held largely by your private equity firm Waterous Energy Fund and this has unearthed what some have said is a contradiction in some of your promises with MEG. Because on one hand, I believe as of last year 2024, you kind of promised members of the Energy Fund better liquidity and presumably that would be done through selling shares. But then, as part of your announcement when you increased the offer for MEG, you announced that you’d be willing to enter a mutually acceptable lockup of shares of Waterous Energy Fund. So isn’t that contra – like help us reconcile that. How does Waterous Energy Fund deliver liquidity at the same time that you’re promising to kind of lock things up?

Adam Waterous: Well, why we’re offering a lockup, is that they said, “Oh, you’re worried about – you’re just going to dump all your shares. It’s going to depress the shares.” Well, the first thing I would say is we unwound our first partnership at the beginning of this year, in January. Since that time, I think our stock’s up 40%. So, it seems like dumping the shares hasn’t… if every time we dump shares the stock goes up 40%, we think that sounds pretty good to us. Oh, so I think that wasn’t really it didn’t really follow that. We are not under time pressure to provide liquidity, and that’s why we said if this is something you’re really concerned about, we’re happy to talk about a lockup.

Amber Kanwar (Host): You don’t have pressure from your LPs and the Fund to deliver that?

Adam Waterous: We still have another more than two years to be able to provide full liquidity to our shareholders.

Amber Kanwar (Host): You mentioned your stock price going up and you’re absolutely right. Since our interview, Strathcona is up 30%, the TSX oil index is down a little bit since that time. And you know what? People find problems in anything, and so some people are finding a problem in that. You mentioned in July how your stock’s trading at this discount. Now of course it has run up and so that you’re using this “inflated paper” – which is your stock – to do a deal. And in this environment with oil prices at $60, it’s overvalued paper that’s at risk.

Adam Waterous: So what’s unusual about this transaction is that we have a bigger company taking over a smaller company. Strathcona is a larger company than MEG – not a lot bigger but a bigger company. What’s super important when I talk about upside one is just, hey, you own a larger share of the business going forward you can take that. Second, very important upside, is that on a per share basis this transaction is accretive to MEG shareholders. So that – first of all, they get this premium in terms of what the stock trade started at: 21. Okay, just as a refresher, so they’re getting a premium, But the second is, on all share basis going forward, depending on whether you look at cash flow or net asset value, on average MEG shareholders are receiving accretion upon a per share basis of about 25%.

This is very unusual. Usually what happens in an M&A transaction the seller gets a premium but then they get diluted on a per share basis. So they’re getting both benefits on it. Now with respect to our asset base and what’s going on with our margins on a per-BOE basis are a little bit higher than MEG’s. We think MEG’s is excellent. We like the business. We don’t like to tell them they got terrible assets. We think there’s a lot of upside but our margins are better and we have a similar reserve life index which is ours is 50 years. Theirs is actually 52 years to be very precise. Both will be the longest in it. Now the other thing that also ends up being relevant and by the way, to give you as a sense that, we like the guys at Cenovus. We like the business very well, but we do have a very different business. Because they’ve got a lot of non-oil sands assets, they’ve got refining business, their margins are much lower than us. But what really counts is what is your total shareholder returns. Now we started our business at Strathcona in January of 2017. Now, since then, if you look at the top 20 publicly traded oil and gas companies in Canada, we have had the highest total shareholder return 303% – 18% on a compound annual basis. It’s number one out of 20 companies. MEG, prior to us putting them in play, had earned 10% that same time since January of 2017. Cenovus had earned 2%. They didn’t beat inflation. Now that’s not negative. I don’t want to be negative on Cenovus, but they’ve had a very challenged business, but one of the things that …

Amber Kanwar (Host): You were also zero in 2017, so there’s been a lot more growth.

Adam Waterous: Yeah. So we’ve had massive returns, super high growth. Sounds pretty good to me so far. Okay.

Amber Kanwar (Host): You know what is so funny, that even on the special dividend, people find a way to complain and I think it’s actually a big reason that the stock has done so well – because that’s such a huge number, $10 per share. But then, I hear people saying on the other side, well, if you’re such a growth engine that grows by acquisition, why are you blowing this all on a special dividend? What are you saying about your ability to grow by acquisitions – whether you get MEG or you don’t – by doing these special dividends?

Adam Waterous: Yeah. So, let’s talk about our base business plan and we can talk more about MEG. Right now, our base case business plan is still publicly disclosed. We’re producing about 120,000 barrels a day today. We’re going to organically grow over the next 5 years to 195,000 barrels a day. It’s 100% oil. That’s going to shrink our reserve life index from about 50 years to something in the high 20s. So one of the very longest res – now longest in the sector.

That 8% compound annual rate growth is the fastest growth in the North American oil and gas business for any company over 100,000 barrels a day. Now MEG is growing much slower. It’s growing from a 100,000 to 130,000 barrels a day. It’s all been publicly disclosed. So what we will be, on a combined basis, will go from about 220,000 barrels a day (day one) to 325,000 barrels a day. But our growth will be reduced a bit from 8% to 7% because MEG’s not growing quite as fast as we are. What’s also important is while we have made lots of acquisitions, we’ve also had a lot of organic growth. Approximately 60% of Strathcona’s existing production are from wells that we’ve drilled, and we’ve bought things, but then we exploit them better.

Amber Kanwar (Host): So you’re saying the M&A is not the key thing everybody thinks?

Adam Waterous: Well, right now our base plan… we always like to say plan A is just to grow from 120 to 195,000. Plan A+ is actually acquire MEG and grow from 220 to 390-325. So M&A has definitely been very useful and that’s one reason why we like MEG and because what we’ve obviously seen we’ve been very successful in being able to take single-play companies – who are impeded in being able to optimize that asset because it’s single play – and being able to use economies of scale to better exploit the asset.

Amber Kanwar (Host): Are there other options for M&A other than MEG? You don’t have to name them even though that’d be nice if you did.

Adam Waterous: So, I would say we have, well, I’ll answer a couple of ways.

Amber Kanwar (Host): Can you answer it directly?

Adam Waterous: Yeah, yeah. I’ll answer a couple of ways and then this will maybe lead to how you think about things. So a fair question is, you guys have, since you started this business eight and a half years ago, your total shareholder return has been 18% compound annual – number one of the top 20 oil and gas companies. What’s the trick? What’s the secret? What’s the Jedi mind trick? Well, we have been very open about this, and that is, what we have seen is that single-play companies – which are the dominant operating strategy today – and why are they the dominant? I want to be one little tiny piece of the basin – why did that become such a popular operating strategy? A very good reason is that that’s the easiest company to sell. So if you want to build a 20-30-40-50,000 barrel business, be really focused. Don’t be all over the place. Be really focused. Makes sense. It just so happens that’s not the ideal way to actually maximize the value on that asset. What you want to be able to have is similar assets, not different types of assets like, oh, I’ll have something offshore, in Uganda or something. No, you want something very similar so your technical team can apply economies of scale operating synergies to it. And so what we simply identified 8 and a half years ago is there’s a lot of single play companies who are doing fine on their own but could be a lot better if they were consolidated into, through what we call a corer consolidation strategy, to be able to be better exploited and MEG is – to give a sense – this is not a new idea of ours. This will be our sixth SAGD business that Waterous Energy Fund has acquired.

[…]

Adam Waterous: So what we look for are assets and businesses that are very similar in nature to what we already have that we can apply the technical learnings – the buying power – to be able to enhance performance. I mean, what’s great about this is every time you add one, not only do you improve your the business you’re buying, like we think what’s really nifty about this is, hey, we see there’s $3.9 billion in upside in MEG, but we actually think if we buy MEG, the rest of our business is going to be better, too. This is very important to understand. And why is that important is that, that ends up being because we can apply the learnings from MEG. We think we’ll learn some things from MEG as well. It’s not just a one-way street on it and our overall business ends up performing well. So we look for – to answer your question about M&A – so we look for the old line about “hey do you have any more sisters at home?” That’s what that’s…

Amber Kanwar (Host): Yes, I think the answer to that is yes. Even with special dividends M&A is still alive.

Adam Waterous: Yeah. And by the way especially if there’s any question with that is, how much we distribute is generally targeted to a leverage ratio. We have generally kept, as we built Strathcona, we kept leverage low generally at one to two times debt to EBITDA. Post this special distribution Strathcona will be levered about 1.1 times debt to EBITDA at $60 WTI and so it really gets driven by what kind of comfort level we have for an appropriate leverage ratio.

Amber Kanwar (Host): I keep thinking about the fact that you told me this like four handle number you keep saying $4 billion left on the table. If a four handle comes out, is that it? It’s over right? You could do that and it would be over and you get MEG and you get all those wonderful things.

Adam Waterous: I’m trying to always put yourself in the other guy’s shoes. We’re trying to make a deal – what would I want if I was the MEG shareholder? I’d say I’ve got this asset base – I can’t exploit it myself, but I know someone else, a bigger company, could really squeeze a lot more juice out of the lemon. How can I get as much of that juice out of lemon as possible? Well, it’s by taking shares [unintelligible] as opposed to I’m just going to crystallize for a specific price and then exit. And I think a lot of the MEG shareholders are going to say just I don’t want to crystallize right now.

Amber Kanwar (Host): You’re doing this at a time where oil is just down in the dumps. Sentiment is low. Eric Nuttle, for goodness sake, is bearish on oil, and, I mean, I guess people also have the option of MEG as just a standalone.

Adam Waterous: Yeah, so MEG as a standalone was a $21 share stock. So I don’t think anyone who’s a MEG shareholder wants to go back to $21. Meaning what has been reflected is the opportunity that Strathcona sees, and Cenovus sees, to be able to realize incremental value.

Amber Kanwar (Host): And is that value – are you using today’s numbers, like $60 oil? Are you swinging and betting we get up to $80? I know one of your slides used $80. I think that was as an optimistic scenario, but you’re not just a banker anymore. You actually have to own these assets and operate them. So, the numbers do matter. What are your assumptions when you’re making this deal about oil prices?

Adam Waterous: So, two thoughts. Let’s go back to the returns we’ve earned to date. I said, you know, we’ve earned 18% compound annual total shareholder returns over the 8 and 1/2 years. And I think part of the punchline in that is, and that’s with oil in the low $60s. It’s like, oh, well, you bought all this stuff in the $50s, now oil’s $100. No, that’s with oil in the low $60s. How have we done that? It’s because we’ve been better at exploiting the assets. That’s with corer consolidation, by squeezing more juice from lemon, is very effective with this [unintelligible].

Now, what let’s talk about who’s kind of the typical MEG shareholder. Well, it’s a pure oil company with a very long reserve life – just like Strathcona. People who buy – MEG shareholders – are bullish on oil and think oil is going to be higher at some point in the future than it is now.

Amber Kanwar (Host): It strikes me that during this whole process, you’ve had almost no dialogue with MEG. At the same time that they’ve had to go through this process of selling themselves. And I can’t help but ask if it feels personal? Well, I know you’ve been in the energy sector for a very long time. Do you feel like an outsider? Do you go to the same clubs that they go to – like it’s a small town, so it seems personal the way that they are sort of ignoring you.

Adam Waterous: Well here’s what I’d say. What’s happened? Okay.

Amber Kanwar (Host): Oh, just answer the question.

Adam Waterous: Okay. So, here’s what’s happened because it’s helpful to have the context to understand my personal reaction.

Okay. What’s happened is, we made a proposal April 28th – privately – tried to get engagement. Two weeks later I got a two line email: “not interested.” Not like, “hey do you have any more money?” Like “oh, maybe we got a real sucker on the line here and we can jack…” no, like nothing. That was our last dialogue with the company was the two-line like four months ago.

Amber Kanwar (Host): Do you know anyone there?

Adam Waterous: So, it’s not like, oh, I guess I must have said something offensive to someone at some time. There’s been no… Now, what tends to happen and I’m somewhat sympathetic to the human condition of… because they won’t even talk to us. We said, “Well, we’ll have to go direct to shareholders.”

I’m not a big fan of the term hostile takeover. Hostile to who? The shareholders? Every single shareholder that I’ve ever talked to is so glad we made this offer because it’s like, “Oh, thank goodness we’ve got something to talk about.” And so then we just go public and since the time, no dialogue. So when you and they make all these claims like “Oh well we’re worried about you selling shares.” Well just ask me – how about a lockup? Or we’re worried about “Oh we don’t like your assets so much.” Why would you not like our assets? You’ve never asked us about the assets on it. So there’s been absolutely no dialogue. Now what happens is that, and I’m sympathetic to this from a human perspective, we went public with our offer and the common term is we put the company “in play” which forced them to put the company up for sale and when the company gets put up for sale, when they didn’t want to be put for sale, people don’t like to be put in that position. And what’s really important is that the boards of directors of these public companies have a fiduciary responsibility. Their first priority needs to be their shareholders, not themselves. Now when a company gets put into play, it’s not surprising that there’s going to be some job displacement at the board level. That’s just that’s just the way it is. Now people need to, when you’re a director, you’ve got a fiduciary duty to put that aside. Now the fact pattern here is grim.

This is what happened. We made an offer. The board refused to engage with us. They accepted a lower price than ours. They provided a break fee to that buyer when our bid was out there. Now in the United States – if this company was headquartered in the United States – I think there would be a high probability that there would be numerous shareholder lawsuits against the board based on their conduct to date. Now, why is that relevant? Well, people are always saying, “Oh, we can’t get any capital into Canada, oh, no one wants to list on the Toronto Stock Exchange. You can’t get any new listings.

Well, one of the reasons being is what recourse do shareholders have in Canada, relative to the United States, when you have a badly behaving board? It’s the problem. Meaning, I think that the conduct of this board – leaving $3.9 billion on the table, everybody now knows the number, never engaging with the original party to and doing a take under with a break fee. The fiduciary duty here is grim… the drama around a badly behaving board, it can be frustrating, something that we work through because we’re just going to, we are bypassing the board and going directly to shareholders. Having said that, the poor corporate governance of this board – leaving more money on the table than any transaction in Canada in the last 20 years – is going to be taught in business schools in the future as what not to do for boards.

Amber Kanwar (Host): Unless there’s a higher offer that comes out – then maybe not.

Adam Waterous: I don’t. No, you can’t unsee what’s gone on.

[…]

Amber Kanwar (Host): Adam, thank you so much for joining us. I appreciate the conversation and the willingness to take on some of these tough questions.

Adam Waterous: Always nice to see you, Amber.

Amber Kanwar (Host): That’s Adam Waterous joining us of Strathcona and the Waterous Energy Fund. We’ll catch you on the next episode.

[…]

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Amended Offer to acquire MEG Shares and issue Strathcona common shares in connection therewith is made solely by, and subject to the terms and conditions set out in, the Offer to Purchase and Bid Circular dated May 30, 2025 (the “Original Offer to Purchase and Circular”), the Notice of Variation, Change and Extension, dated September 10, 2025 (the “Notice of Variation and Change”), and the letter of transmittal and notice of guaranteed delivery accompanying the Original Offer to Purchase and Circular (collectively, the “Offer Documents”). The Offer Documents contain important information about the Amended Offer and should be read in their entirety by MEG shareholders.

Additional Information and Where to Find It

This communication relates to the Amended Offer. In connection with the Amended Offer, Strathcona has filed and will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-10 (the “Registration Statement”) under the United States Securities Act of 1933, as amended, which includes the Offer Documents and other documents related to the Amended Offer. This communication is not a substitute for the Registration Statement, the Offer Documents or any other relevant documents filed, or to be filed, with the applicable Canadian securities regulatory authorities or the SEC. MEG shareholders and other interested parties are urged to read the Registration Statement, the Original Offer to Purchase and Circular, the Notice of Variation and Change, all documents incorporated by reference therein, all other applicable documents and any amendments or supplements to any such documents when they become available, because they do and will contain important information about Strathcona, MEG and the Amended Offer. The Registration Statement, Offer Documents and other materials filed or that will be filed by Strathcona with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov. The Registration Statement, Original Offer to Purchase and Circular, the Notice of Variation and Change, documents incorporated by reference therein and other relevant documents may also be obtained on request without charge from Strathcona by email at info@strathconaresources.com or by phone at (403) 930-3000 or Laurel Hill Advisory Group, the information agent for the Amended Offer by email at assistance@laurelhill.com or by phone at 1-877-452-7184 (Toll-Free), and will also be available electronically at www.sedarplus.ca.

Cautionary Statement Respecting Information of MEG and Cenovus

Strathcona has not had access to the non-public books and records of MEG or Cenovus Energy Inc. (“Cenovus”) and Strathcona is not in a position to independently assess or verify certain of the information in MEG’s or Cenovus’s publicly filed documents, including its financial statements and reserves disclosures. MEG and Cenovus have not reviewed this communication and have not confirmed the accuracy and completeness of the information in respect of MEG and Cenovus, respectively, contained herein. As a result, all information regarding MEG and Cenovus included herein has been taken from, or is based upon, publicly available information filed by MEG and Cenovus, respectively, with the applicable securities regulatory authorities in Canada prior to the date hereof and other public sources. While Strathcona has no reason to believe that such publicly available information is inaccurate or incomplete, or contains any untrue statement of a material fact or omits to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, Strathcona does not assume any responsibility for the accuracy or completeness of any such information or for any failure by MEG or Cenovus to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Strathcona.

Forward-Looking Information

This communication contains certain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”) and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as “believes”, “plans”, “expects”, “intends” and “anticipates”, or variations of such words, and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this communication includes, but is not limited to, statements relating to Strathcona’s business strategy and future plans; expectations relating to the Amended Offer and information concerning Strathcona’s plans for MEG in the event the Amended Offer is successful; Strathcona’s intention to undertake a special distribution of $2.142 billion (the “Special Distribution”) to all holders of Strathcona common shares as a dividend or, at the election of shareholders, a return of capital, including the anticipated form and amount of the Special Distribution, timing thereof and the expectation that, if the Amended Offer is completed, MEG shareholders who deposit MEG Shares under the Amended Offer and any second stage transaction will be entitled to participate in the Special Distribution; the expected pro forma ownership of the combined company by the MEG shareholders and the Strathcona shareholders, including Waterous Energy Fund (“WEF”) and Waterous Energy Fund III LP; the expectation that WEF has a long-term view of Strathcona’s business and has no current plans to sell any of its Strathcona common shares; WEF’s willingness to enter into a mutually acceptable lock-up agreement as part of a supported transaction; Strathcona’s intention to vote its MEG Shares against the agreement entered into by MEG and Cenovus announced August 22, 2025 (the “MEG Board Deal”); the intention of Strathcona to engage with the MEG board of directors and MEG shareholders directly; the relative valuations of the MEG Board Deal and the Amended Offer; the expected benefits of the Amended Offer and the anticipated strategic, operational and financial benefits that may result from the combination of Strathcona and MEG, both to MEG shareholders and Strathcona shareholders, including, but not limited to: the size and scale of the combined company, including the combined company’s expected production and reserves; the expected liquidity and per-share accretion to both MEG shareholders and Strathcona shareholders, including improved funds flow per share, funds flow less sustaining capital expenditures per share, net asset value per share and production per share; the expected potential cost synergies identified by Strathcona in connection with the combination of MEG and Strathcona, including the categories and amounts thereof, including with respect to overhead, interest, capital expenditures and operating costs, among others, and the related benefits thereof; the combined company achieving an investment grade credit rating; and other anticipated strategic, operational and financial benefits that may result from the combination of Strathcona and MEG; the pro forma debt of the combined company; and other anticipated strategic, operational and financial benefits that may result from the acquisition of MEG by Strathcona.

All forward-looking information reflects Strathcona’s beliefs and assumptions based on information available at the time the applicable forward-looking information is disclosed and in light of Strathcona’s current expectations with respect to such things as: the ability of Strathcona to complete the combination of Strathcona and MEG, pursuant to the Amended Offer or otherwise, integrate Strathcona’s and MEG’s respective businesses and operations and realize the anticipated strategic, operational and financial benefits synergies from the acquisition of MEG by Strathcona; the conditions of the Amended Offer will be satisfied on a timely basis in accordance with their terms; the ability of Strathcona to fund the Special Distribution, including the expected sources of funding therefor and the anticipated impact thereof on Strathcona’s financial position; the ability of Strathcona to obtain all approvals required to complete the Special Distribution in a timely manner or at all; the anticipated synergies and other anticipated benefits of the Amended Offer will be realized in a manner consistent with Strathcona’s expectations; expectations regarding Strathcona’s capital programs; the success of Strathcona’s operations and growth and expansion projects; expectations regarding production growth and future production rates and estimates of capital and operating costs of the combined company; the combined company’s reserves volumes and the net present values thereof; anticipated timing and results of capital expenditures of the combined company; MEG’s public disclosure is accurate and that MEG has not failed to publicly disclose any material information respecting MEG, its business, operations, assets, material agreements, or otherwise; there will be no material changes to laws adversely affecting Strathcona’s or MEG’s operations; the outlook for general economic trends, industry trends, prevailing and future commodity prices, foreign exchange rates and interest rates; future well production rates and reserve volumes; fluctuations in energy prices based on worldwide demand and geopolitical events; the impact of inflation; and the impact of the current economic climate and financial, political and industry conditions on Strathcona’s and MEG’s operations, including its financial condition and asset value, will remain consistent with Strathcona’s current expectations. All figures and descriptions provided in this communication related to the Amended Offer, including with respect to the consideration, reasons for the Amended Offer, the potential benefits to MEG shareholders and expected pro forma effects, are based on and assume the following: (a) Strathcona’s and MEG’s respective dividends, liquidity, debt, credit ratings, debt costs and assets (including reserves and resources), will not change from September 5, 2025, in the case of Strathcona, and from what Strathcona has ascertained from MEG’s public filings on SEDAR+ up to and including September 5, 2025, in the case of MEG, and in the case of reserves and contingent resources, as applicable, those reported by Strathcona and MEG in their respective most recent annual information forms for the year ended December 31, 2024; (b) 254,378,035 MEG Shares are issued and outstanding immediately prior to the date of this communication and 2,565,205 MEG Shares are issuable pursuant to the exercise, exchange or conversion, as applicable, of the securities of MEG that are exercisable or exchangeable for or convertible into MEG Shares (other than rights under the MEG’s shareholder rights plan) outstanding immediately prior to the date of this communication; (c) that all of the MEG Shares are deposited under the Amended Offer pursuant to the terms thereof or acquired by Strathcona pursuant to a second stage transaction for the purpose of MEG becoming, directly or indirectly, a wholly-owned subsidiary or affiliate of Strathcona; and (d) no other MEG Shares or Strathcona common shares are issued before the successful completion of the Amended Offer. Assumptions have also been made with respect to future oil and gas prices, differentials and future foreign exchange and interest rates. Although Strathcona believes that the assumptions made and the expectations represented by such information are reasonable, there can be no assurance that the forward-looking information herein will prove to be accurate.

Because actual results or outcomes could differ materially from those expressed in any forward-looking information, readers should not place undue reliance on any such forward-looking information. The forward-looking information included in this communication is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including, without limitation: risks related to the consummation of the Amended Offer and the combination of Strathcona and MEG, and the business and operations of MEG and Strathcona (including the business and operations that are currently being conducted and undertaken by Strathcona and those that will be conducted and undertaken by Strathcona upon consummation of the Amended Offer), changes in general economic and market conditions in Canada, the United States and elsewhere; determinations by the Organization of the Petroleum Exporting Countries and other countries as to production levels; changes in operating conditions (including as a result of weather patterns); the volatility of prices for oil and natural gas and other commodities; commodity supply and demand; fluctuations in foreign exchange and interest rates; changes or proposed changes in applicable tariff rates; availability of financial resources and/or third-party financing; conditions required for declaring the Special Distribution not having been satisfied; the inability of Strathcona to procure the approvals required to complete the Special Distribution, in a timely manner or at all; availability of equipment, materials and personnel; defaults by counterparties under commercial arrangements to which MEG or Strathcona (or any of their respective subsidiaries) is a party; an inability to procure regulatory approvals in a timely manner or on terms satisfactory to Strathcona; new or changing laws (domestic and foreign); the risk of failure to satisfy the conditions to the Amended Offer; the risk that the anticipated synergies and other benefits of the Amended Offer may not be realized; the risk that actual operating results may differ significantly from projections and expectations; inability to retain drilling rigs and other services; incorrect assessment of the value of acquisitions; increased debt levels or debt service requirements; inflation; changes in foreign exchange rates; inaccurate estimation of Strathcona’s oil and gas reserve and contingent resource volumes; limited, unfavorable or a lack of access to capital markets or other sources of capital; increased costs; a lack of adequate insurance coverage; and the impact of competitors. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Strathcona. Strathcona’s annual information form for the year ended December 31, 2024 and other documents filed by Strathcona with the applicable Canadian securities regulatory authorities (available under Strathcona’s profile on SEDAR+ at www.sedarplus.ca) further describe risks, material assumptions and other factors that could influence actual results.

The declaration of the Special Distribution on Strathcona common shares is at the sole discretion of the board of Strathcona and will continue to be evaluated. There are factors that may result in Strathcona not declaring the Special Distribution, including changes to its free cash flow, operating results, capital requirements, financial position, debt levels, market conditions or corporate strategy and the need to comply with requirements under its debt agreements and applicable laws respecting the declaration and payment of distributions. There are no assurances as to a declaration and payment of the Special Distribution or the amount or timing of any such distribution.

The foregoing risks should not be construed as exhaustive. The forward-looking information contained in this communication speaks only as of the date of this communication and Strathcona does not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.